To the Stock Exchange in Copenhagen	March 6, 2006
Release 18/2006
Initiation of Redemption of Shares
Copenhagen — TDC A/S (TDC) has in a letter of March 5, 2006 from Nordic Telephone Company ApS (NTC), which holds 88.2 % of the shares in TDC A/S, received a written redemption notice pursuant to article 5a of the Articles of Association. NTC has in the notice informed TDC that NTC has decided to initiate redemption of shares held by the other shareholders in accordance with the Articles of Association.
Further, TDC has today pursuant to the Articles of Association initiated the forwarding of a redemption notice from NTC to the other shareholders of TDC. A copy of TDC’s letter to the shareholders is shown below in its entirety.
For further information please contact TDC Investor Relations at +45 3343 7680.

March 6, 2006	Redemption of shares	Page 2 of 3
Release 18-2006
To TDC A/S’ shareholders
Redemption
At TDC A/S’ extraordinary general meeting on February 28, 2006 the company’s Articles of Association was supplemented with a new article 5 a, which states in sub-article 1 that Nordic Telephone Company ApS (NTC) upon written notice to the Board of Directors and any other of the company’s shareholders may demand that the company’s other shareholders have their shares redeemed by NTC. At the same time announcement in accordance with the requirements for convening general meetings in the company must be made.
Article 5 a of the Articles of Association together with the other adoptions on the extraordinary general meeting have been filed with the Danish Commerce and Companies Agency for registration on March 3, 2006. The Danish Commerce and Companies Agency is still considering the case.
On March 5, 2006 the Board of Directors received a written redemption notice from NTC pursuant to article 5 a (1) of the Articles of Association. In accordance with article 5 a (5) of the Articles of Association the Board of Directors shall hereby inform the company’s shareholders that NTC has initiated the redemption process pursuant to article 5 a. Enclosed are copies of NTC’s notice and article 5 a of the Articles of Association.
At the extraordinary general meeting minority shareholders, including ATP, objected to the adoption of article 5 a. In continuation hereof ATP has today stated that a formal objection against the registration would be submitted to the Danish Commerce and Companies Agency and that ATP would commence legal proceedings with the purpose to have article 5 a declared unlawful. NTC has stated that it adheres to its decision to seek the redemption completed. Currently it is not possible for TDC to assess, how these actions will influence the completion and the settlement of the redemption initiated by NTC.
Yours sincerely

The Board of Directors

This letter is not for delivery to shareholders in the United States. Reference is made to the information hereof in the attached notice from NTC.

TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC has five main business lines; TDC Solutions, TDC Mobile International, TDC Switzerland, TDC Cable TV and TDC Services. TDC was partly privatized in 1994 and fully privatized in 1998. Nordic Telephone Company ApS owns 88.2% of the shares, with the remainder held by individual and institutional shareowners.
TDC listings
Shares: Copenhagen Stock Exchange
Reuters TDC.CO
Bloomberg TDC DC
Nominal value DKK 5
ISIN DK0010 253335
Sedol 5698790
Shares: New York Stock Exchange
Reuters TLD.N
Bloomberg TLD US
One ADS represent one half common share
ISIN US8723 6N1028
Sedol 2883094

TDC A/S	Internet:
Noerregade 21	www.tdc.com
0900 Copenhagen C	E-mail:
Tel.+45 33 43 76 80	investorrelations@tdc.dk
Fax+45 33 43 76 78